Management’s Discussion and Analysis

For the six months ended June 30, 2012

 Dated: August 8, 2012

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument 51-102 as of August 8, 2012, and provides comparative analysis of Quaterra’s financial results for the six months ended June 30, 2012 and 2011.

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011 and the condensed consolidated interim financial statements for the six months ended June 30, 2012, together with the related notes thereto. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts contained herein are in Canadian dollars, unless otherwise indicated.

Quaterra is a Canadian-based, junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, precious metals, molybdenum, and uranium in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

The Company’s shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and NYSE MKT under the symbol “QMM”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) www.sec.gov.

The Company is subject to a number of risks and uncertainties due to the nature of its business and present stage of explorations. Please refer to a detailed discussion of risks in the Company’s MD&A for the year ended December 31, 2011. There have been no changse in the Company's risks and uncertainties during the six months ended June 30, 2012 from those described in the 2011 year end MD&A.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Mr. Eugene Spiering, Vice President Exploration of the Company is the qualified person responsible for the preparation of the technical information included in this MD&A.

Update on Mineral Properties

MacArthur Property, Nevada

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

The Company’s 100%-owned MacArthur project is a secondary enriched acid soluble copper deposit located 70 miles southeast of Reno, Nevada. Exploration drilling began in April 2007 and as of December 2011, a total of 204,700 feet of drilling in 401 holes had been completed on the property. The drilling program has delineated a widespread blanket of acid soluble copper oxide and chalcocite mineralization above primary copper mineralization that may represent the fringes of a major porphyry copper system.

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed a preliminary economic assessment (“PEA”) for the MacArthur project on May 23, 2012. The study concluded that the project has potential for development as a large-scale copper oxide heap leach operation that would provide long-term cash flows for a relatively modest capital outlay. The PEA set out the following key project parameters:

  An open pit mine based on an acid soluble measured and indicated copper resource model of 159 million tons at 0.212% copper and an inferred resource of 243 million tons at 0.201% copper.
  Recovery of 747 million pounds of copper over the 18-year mine life at an average mining rate of 15 million tons per year with a waste to ore stripping ratio averaging 0.90.
  Initial capital expenditure of US$232.7 million.
  Average life-of-mine operating costs of US$1.89 per pound.
  An after tax net present value (“NPV”) of US$201.6 million at an 8% discount rate and a base case copper price according to SEC guidelines of US$3.48 per pound. (The project breaks even at a copper price of $2.56 per pound until the capital is paid off in 3.1 years. Thereafter, the breakeven is US$2.23 per pound.)
  An after tax internal rate of return (“IRR”) of 24.2% with a 3.1-year pay back.

Mine operating costs were provided by Independent Mining Consultants Inc. (“IMC”) of Tucson, Arizona, based on an average 41,000 ton per day mine plan.

The project financials were enhanced by including a sulfuric acid plant at the site compared to purchasing and transporting acid to the site. An on-site acid plant provides more long term certainty for the highest operating cost item (sulfuric acid), reduces the requirement for purchased electric power, and would leverage future consolidation and development of other oxide deposits in the District.

The SX/EW capital cost estimate was prepared based on recent M3 in-house information of similar SX/EW facilities. It includes the heap leach pads, SX/EW facility and tank farm based on a design flow rate of 10,400 gal/min. Additional upfront capital costs were included for mining equipment and infrastructure improvements (power, water, roads) needed at the site. Capital costs are considered accurate to -20% to +25%.

The copper recovery and acid consumption for the financial analysis were determined by Tetra Tech Inc. (“Tetra Tech”) of Golden, Colorado, after review of the metallurgical test data from 32 recent column tests performed by Metcon Research of Tucson, Arizona, (“Metcon”) and historical operating data from previous operations at the site.

Tetra Tech completed an updated National Instrument (“NI”) 43-101 compliant independent resource estimate for the MacArthur PEA. At a 0.12% cutoff, the tonnage of the measured and indicated oxide and chalcocite resource has increased 10.7% to 159 million tons at 0.212% copper compared with the previous resource estimate released in December 2010, adding 123.9 million pounds of copper. The inferred oxide and chalcocite resource of 243.4 million tons at 0.201% copper has increased 13.2% from December 2010, adding 132.6 million pounds of copper.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

MacArthur’s measured and indicated sulfide resource at a 0.15% cutoff is 1.1 million tons of 0.292% copper containing 6.4 million pounds of copper. Although the pounds of copper in the measured and indicated sulfide resource grew by just 1% (a 24% decrease in tons offset by a 34% increase in grade), the inferred sulfide resource grew by 82% to 134.9 million tons of 0.283% copper, adding an additional 385 million pounds compared to the December 2010 estimate.

A summary of Tetra Tech’s resource estimate is shown below:

MacArthur Copper Project
Oxide and Chalcocite Material

Cutoff Grade	Tons	Average Grade	Contained Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.12	159,094	0.212	675,513
0.20	65,421	0.286	374,601
0.25	29,859	0.364	217,075
Inferred Copper Resources
0.12	243,417	0.201	979,510
0.20	82,610	0.293	483,929
0.25	43,695	0.356	311,108

MacArthur Copper Project
Primary Material

Cutoff Grade	Tons	Average Grade	Contained Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.15	1,098	0.292	6,408
0.20	670	0.369	4,938
0.25	507	0.416	4,216
Inferred Copper Resources
0.15	134,900	0.283	764,074
0.20	89,350	0.341	609,188
0.25	53,060	0.423	449,312

The Qualified Person for the technical report’s updated MacArthur resource estimate is Dr. Rex Bryan with Tetra Tech. The Qualified Person for the preliminary economic assessment is Mr. Rex Henderson with M3. The Qualified Person for the mining portion of the report is Herb Welhener of IMC. The Qualified Person for the metallurgical portion of the report is Dr. Richard Jolk of Tetra Tech.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

The results of the PEA are being used to determine what additional drilling will be required to bring the project to a prefeasibility status and to evaluate the potential to integrate the MacArthur resource into a larger operation that includes the Yerington Copper resource. This stage of a project generally includes additional infill and condemnation drilling, metallurgical testing and geotechnical work as well as environmental studies, permitting and engineering.

Some of the options being considered to add additional value to the project include:

  Processing the Yerington site oxide residuals as part of a District-wide oxide project.
  Additional drilling particularly at the north end of the MacArthur site to investigate integrating both deeper acid-soluble and primary sulfide copper into an expanded MacArthur mine plan.
  Pit studies to raise grades, lower the strip ratio and optimize production rates.
  Inclusion of other smaller oxide deposits on the Company’s land position in the Yerington Copper District.

Acquisition costs incurred to June 30, 2012 were $2,882,028 and exploration expenditures were $18,255,954 for a total of $21,137,982. Acquisition costs incurred to December 31, 2011 were $2,358,534 and exploration expenditures were $17,144,368 for a total of $19,502,902.

Yerington Property, Nevada

The Yerington project is a large partially mined porphyry copper system (1952 – 1977, Anaconda) that includes the Yerington and Bear copper deposits. Copper mineralization occurs as primary sulfides below the Yerington pit and in the Bear deposit and as acid soluble copper oxides and chalcocite around the pit margins. The property has the potential to produce significantly more copper than mined by previous operations. With the possible integration of the MacArthur oxide deposit, the Yerington project presents the opportunity to return the district to prominence as one of Nevada’s major copper producers.

Quaterra’s subsidiary, Singatse Peak Services LLC (“Singatse”) owns the former Anaconda mine site at Yerington. After a technical review of all available historical information, Singatse commenced exploration on the Yerington Copper project with a drilling program comprising 21,856 feet in 42 holes during the last half of 2011. Historical data from 558 Anaconda holes were incorporated with the drilling results to support a NI 43-101 compliant resource estimate and technical report by Tetra Tech, Inc. in February 2012.

Using a cutoff of 0.2% TCu, Tetra Tech reports a measured and indicated primary copper resource of 71.8 million tons averaging 0.30% TCu (430 million pounds of copper) and an inferred primary copper resource of 63.9 million tons averaging 0.25% TCu (323 million pounds of copper). The acid-soluble oxide/chalcocite mineralization includes a measured and indicated resource of 9.4 million tons averaging 0.30% TCu (57 million pounds of copper) and an inferred resource of 8.6 million tons averaging 0.28% TCu (47 million pounds of copper).

A summary of the resource estimate is shown below:

Yerington Copper Project
Oxide and Chalcocite Material

Cutoff	Tons	Average	Contained
Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.12	18,391	0.23	85,886
0.20	9,445	0.30	57,237
0.25	5,563	0.36	39,953
Inferred Copper Resources
0.12	24,703	0.2	97,873
0.20	8,596	0.28	47,347
0.25	4,215	0.33	28,021

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

Yerington Copper Project
Primary Material

Cutoff	Tons	Average	Contained
Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.15	93,893	0.27	507,961
0.20	71,781	0.30	429,968
0.25	46,991	0.34	318,599
Inferred Copper Resources
0.15	123,366	0.21	529,734
0.20	63,918	0.25	322,530
0.25	26,700	0.29	157,103

The Qualified Person for the Yerington Copper Project resource estimate and the technical report is Rex Clair Bryan, Ph.D., Sr. Geostatistician for Tetra Tech.

The Yerington Copper Project has potential for significant additional resources. Historic and current drilling data indicate that limits to copper mineralization at the Yerington Mine have not yet been established, either horizontally or vertically. Additional exploration and in-fill drilling is being planned to expand and upgrade the copper resources in the pit area to below the 3,000 feet level where only four historic holes have actually explored the deep vertical projection of mineralization.

A sonic drilling program was completed during the second quarter to sample and characterize the residuals (dumps and tailings) on the Yerington property. A total of 7,194 feet were sampled in 73 sonic drill holes to test the vat leach tails, heap leach pads, and the W-3 sub-grade waste dump. The samples have been sent to Metcon for metallurgical testing. These residual resources, historically estimated to total 124 million tons of mineralized material, reflect a notable potential to enhance the MacArthur project once they become NI 43-101 compliant.

Metallurgical testing is also planned for core from sulfide mineralized zones below the pit and oxide copper mineralization in the vicinity of the mine. The test results will be used in an economic assessment of the property and an assessment of the merits of a possible integration of the MacArthur and Yerington operations.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

The Bear porphyry deposit also remains unconstrained by drilling. Although it does not contain NI 43-101 compliant resources, historical drilling has indicated a large area of copper mineralization that will require systematic drilling and evaluation.

Acquisition costs incurred to June 30, 2012 were $3,012,100 and exploration expenditures were $5,136,811 for a total of $8,148,911. Acquisition costs incurred to December 31, 2011 were $2,803,906 and exploration expenditures were $3,623,164 for a total of $6,427,070.

Herbert Glacier, Alaska

The Herbert Glacier project is an early stage, partially drill-tested, high-grade, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska. The project consists of 105 unpatented lode claims located 30 km north of Juneau and 42 kilometers south of Coeur Alaska's new Kensington gold mine. The property covers six parallel vein structures exposed at the toe of a retreating glacier.

Mineralization consists of mesothermal quartz-carbonate-gold-base metal veins similar to those in other historic mines in the district. Four principal veins have been identified, which from south to north include the Floyd, Deep Trench, Main, and Goat veins. Minor veins include the North, Ridge and Lake veins. The principal veins strike N80E and dip steeply to the north. The present cumulative strike length of all mapped veins at present is over 3,700 meters.

Quaterra and Grande Portage have formed a 35% - 65% joint venture for the further exploration and development of the property with each party bearing its proportionate share of costs. Grande Portage is the operator at Herbert Glacier.

Yukuskokon Professional Services, LLC (“YPS”) completed a NI 43-101 compliant resource estimate and technical report for the Herbert Glacier project on May 28, 2012. The resource estimate, which is based on drill results from two of four principal veins on the property, contains an inferred resource of 245,145 ounces of gold in 1.57 million tonnes of material with an average grade of 4.86 g/t (0.142 ounces per ton). The resource was calculated using a 2 g/t gold cut-off grade. Assay composites used in the resource estimate were statistically capped at 40 g/t (1.167 ounces per ton) to insure that outliers are not over-influencing the estimate and to alleviate the potential nugget effect. The resource remains open in multiple directions along these defined veins. In addition, several highly prospective structures spread over the property remain unexplored. A summary of the April 2012, YPS resource estimate is shown below:

Herbert Glacier Project
Inferred Resource Estimate (April 2012)

	Cutoff Grade		Av. Grade	Au
	(g/t Au)	Tonnes	(g/t Au)	(Ounces)

Deep Trench Vein	1.0	1,058,120	3.83	130,124
	2.0	957,373	4.05	124,721
	3.0	533,142	5.29	90,692
	4.0	325,583	6.49	67,946
	5.0	188,544	7.90	47,913

Main Vein	1.0	721,445	4.87	112,843
	2.0	535,357	6.06	104,374
	3.0	357,343	7.85	90,199
	4.0	236,942	10.08	76,750
	5.0	184,205	11.69	69,232

Main Vein Splay	1.0	84,522	6.04	16,419
	2.0	77,442	6.45	16,049
	3.0	60,465	7.52	14,611
	4.0	37,085	10.10	12,047
	5.0	30,221	11.40	11,080

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

Totals (All Zones)	1.0	1,864,086	4.33	259,386
	2.0	1,570,172	4.86	245,145
	3.0	950,949	6.39	195,502
	4.0	599,610	8.13	156,743
	5.0	402,970	9.90	128,225

The inferred resource is the result of two years of drilling along the Main and Deep Trench veins and represents about 20% of the total mapped strike length of all the veins identified on the property. The resource estimate is based on results from 65 diamond core holes (9,386 meters of drilling) and four trenches (19.7 meters of trenching) targeting two of the vein structures.

Mr. Burnett and Dr. Van Wyck are the Qualified Persons responsible for the Herbert Glacier resource estimate. A NI 43-101 compliant Technical Report on the Mineral Resource Estimate for the Herbert Glacier deposit was filed on May 29th.

Grande Portage initiated a 2012 drilling campaign in June. Spring Valley Drilling Inc. and Core One Enterprises LLC, have been contracted to undertake a two rig drill program which will consist of 12,000 meters of infill drilling at a nominal drill hole spacing of 25 meters with the objective of upgrading and expanding the Herbert Glacier resource. Plans for the program also include 3,000 meters of exploratory drilling in other vein targets (Goat and Ridge Veins) and along the open strike extents of the Main and Deep Trench Veins. The Company expects to complete 60-70 drill holes during this phase of drilling.

Acquisition costs incurred to June 30, 2012 were $124,634 and exploration expenditures were $768,861 for a total of $893,495. Acquisition costs incurred to December 31, 2011 were $120,357 and exploration expenditures were $554,119 for a total of $674,476.

Arizona Strip Uranium Project, Arizona

Quaterra’s Arizona Strip uranium project totals approximately 38 square miles with more than 200 VTEM geophysical anomalies. The Company’s land position covers much of the future production potential of the northern district of the Arizona Strip. Quaterra’s assets on federal lands include 3 mineralized breccia pipes; one (A-20) which could be among the larger identified in the district, 4 drill-defined pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible structures that have been defined by shallow drilling or have collapse structures clearly visible at the surface.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

On January 9, 2012, the U.S. Department of the Interior (“DOI”) announced a Public Land Order to withdraw approximately one million acres of Federal land for a twenty year period. The stated effect of the order is to withdraw the acreage from new mining claims and sites under the 1872 Mining Law, subject to valid existing rights and does not prohibit previously approved uranium mining, or development of new projects that could be approved on claims and sites with valid existing rights. The withdrawal order affects all 1,000 of Quaterra’s unpatented claims on Federal lands but does not affect future exploration or development on the Company’s 4.9 square miles of State leases.

On April 18, 2012, Quaterra, together with co-Plaintiff the Board of Supervisors, Mohave County, Arizona, filed a lawsuit in the United States District Court for the State of Arizona naming as Defendants the United States Department of the Interior and the Bureau of Land Management.

The basis of the lawsuit is that the United States Government, through the Secretary of the Interior and the Bureau of Land Management, did not adhere to mandated statutory procedures when it issued a decision to close more than one million acres of Federal land to all mining in Northern Arizona. Specifically, the suit alleges that the facts and science demonstrated that mining would not harm the Grand Canyon watershed and that the withdrawal of Federal lands regardless of this evidence was arbitrary and capricious; the decision arbitrarily withdraws over one million acres to address subjective sensibilities which enjoy no legal protection; the Secretary did not comply with the procedural requirements of the National Environmental Policy Act; and, the Secretary did not address scientific controversies and failed to coordinate with Local Governments in making his decision.

The remedy sought is a judicial declaration that the withdrawal Order is unlawful and setting it aside together with issuance of a permanent injunction enjoining the Defendants from implementing any aspects of the Withdrawal. A decision finding that the Secretary failed to follow the criteria and procedures for a withdrawal and setting the withdrawal aside would restore the public lands to the status quo ante and allow Quaterra to proceed to develop the mineral deposits that it has lawfully claimed and worked.

Because the Arizona Strip represents one of the few areas in the U.S. that has been officially set aside for mining and public use by an act of Congress, the DOI’s decision to withdraw federal lands in the district has become the subject of additional litigation. The Nuclear Energy Institute, together with the National Mining Association, filed a lawsuit in U.S. Federal District Court in Arizona on February 27, 2012 seeking to reverse the DOI’s withdrawal order. The lawsuit argues that the DOI “lacks legal authority to make withdrawals of public lands exceeding 5,000 acres,” and that the land withdrawal is an “arbitrary agency action” under the Administrative Procedure Act.

The Northwest Mining Association filed a separate complaint on March 6, 2012 relating to violations of the Federal Land Policy and Management Act (“FLPMA”), the National Forest Management Act (“NFMA”), NEPA and the unconstitutional violation of the Presentment Clause of the U.S. Constitution. The complaint requests the Federal District Court in Arizona to “declare the DOI’s actions: “(a) arbitrary, capricious, an abuse of discretion, or otherwise not in accordance with law; (b) contrary to constitutional right, power, privilege, or immunity; (c) in excess of statutory jurisdiction, authority, or limitations, or short of statutory right; and/or (d) without observance of procedure required by law.”

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

Pursuant to an order of the United States District Court for the State of Arizona dated July 19, 2012, the case filed by Quaterra Alaska against Secretary Salazar has been assigned to be heard by Judge Campbell of this Court. Similar cases filed by Gregory Yount, National Mining Association and Northwest Mining Association against Secretary Salazar have also been assigned to Judge Campbell. Each Plaintiff in all Actions has filed motions to consolidate the cases for trial which motion is pending.

On state land unaffected by the federal withdrawal, Quaterra has mineral exploration permits over a total of 3,141 acres. It includes 7 separate blocks that control a total of 20 breccia pipe targets including 15 high and moderate priority VTEM anomalies. Nine targets have State approved permits for drilling.

Since the commencement of the withdrawal process, the Company has not expended significant amounts on the Arizona uranium claims pending the withdrawal decision and has suspended plans to continue to develop uranium claims on Federal land while the issues are resolved politically or judicially.

The uranium in this district represents significant potential domestic supply of energy and many jobs at a time when both are critical to the needs of the U.S.

Acquisition costs incurred to June 30, 2012 were $4,883,746 and exploration expenditures were $7,785,830 for a total of $12,669,576. Acquisition costs incurred to December 31, 2011 were $4,761,909 and exploration expenditures were $7,728,123 for a total of $12,490,032.

Nieves Property, Mexico

The Nieves silver project is located in the Rio Grande Municipality of the Zacatecas Mining District in central Mexico. The property consists of 18 concessions covering 12,064.0725 hectares. Quaterra and 50% joint-venture partner Blackberry Ventures 1, LLC, (“Blackberry”) jointly own the project.

Caracle Creek International Consulting Inc. of Toronto, Canada (“CCIC”) completed a new NI43-101-compliant resource update for the Nieves project June 27, 2012 whichsupersedes a previous resource estimate released on August 5, 2010. The resource estimate was calculated using data from 13 drill holes from programs of previous operators between 1999 and 2000, as well as 183 drill holes drilled by Quaterra between 1999 and 2012. The independent resource estimate substantially increased the project’s contained silver resource.

The Nieves updated indicated resource in the La Quinta zone of the Concordia vein totals 33.04 million tonnes averaging 50.1 g/t silver (1.46 oz/ton) that contains 53.22 million ounces of silver at a base case cutoff grade of 15 grams. The new resource represents a 328% increase in tonnes, a 194% increase in contained silver ounces and a 31.2% decrease in grade compared with the previous August 2010 estimate. The inferred resources in the La Quinta zone of the Concordia vein and in the North zone of the San Gregorio vein total over 58.0 million tonnes averaging 30.4 g/t silver (0.89 oz/ton) containing an additional 56.7 million ounces of silver. This is a 20.4% increase in tonnes, a 15.3% decrease in contained silver ounces and a 29.5% decrease in grade.

Asummary of the June 2012 resources within the Concordia and San Gregorio vein systems using a reporting cut-off grade of 15 g/t Ag is shown below:

Vein	Zone	Classification	Tonnes (t)[2]	Ag (g/t)	Au (g/t)	Ag (oz) [3]	Au (oz) [3]
Concordia	La Quinta	Indicated	33,038,000	50.1	0.04	53,216,700	42,500
Concordia	La Quinta	Inferred	39,258,000	32.0	0.02	40,390,300	25,200
San Gregorio	North	Inferred	18,769,000	27.0	0.08	16,292,800	48,300

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

The 15-gram cutoff used in the current resource estimate is substantially lower than the 45-gram cutoff used in the 2010 report and reflects the fact that much of the mineralization is shallow and may be amenable to open pit mining. At a 45-gram cutoff the indicated resource increased 181% to 12.9 million tonnes; the contained silver increased 134% to 35.7 million ounces; and the grade decreased 16.7% to 86.1 g/t. The new resource will be used in the preparation of a Preliminary Economic Analysis (“PEA”) to be completed by M3 Engineering in the third quarter of this year.

The CCIC report concludes that the phase seven and eight drill programs completed since the 2010 resource estimate increased the total length of the Concordia vein mineralized zone to 1,300 meters and also demonstrated the presence of up-dip near-surface mineralization. The report recommends additional specific gravity measurements at the North zone of the San Gregorio vein (in progress); infill drilling within both the La Quinta zone of the Concordia vein and the North zone of the San Gregorio vein which can increase the amount of indicated resource and possibly increase the grade; additional drilling along the California vein; and drill testing of new geophysical targets.

The resources of the Nieves Property were estimated by Jason Baker P.Eng. with CCIC and an independent qualified person as defined by NI43-101. Zsuzsanna Magyarosi Ph.D., P.Geo., also of CCIC, is the independent qualified person responsible for the QA/QC evaluation.

Geophysical surveys completed during the first quarter of 2012 included six lines (28.4 line-kilometers) of vector controlled source audio-magnetotellurics and induced polarization (CSAMT/CSIP), and nine follow-up lines of pole/dipole induced polarization (“IP”) totaling 16.5 line-kilometers. The six lines of vector CSAMT/CSIP were spaced 400 meters apart and covered 1,000 hectares west of the main veins in the area of an enigmatic magnetic low. Nine anomalous zones were detected and validated with IP lines using 50-meter dipole spacings. Most of the anomalies appear to be westward extensions of mineralized veins previously drilled, including the Dolores, Santa Rita, Niño and Orion veins.

The size of the resource at Nieves has potential to support a large open pit operation, and the high gold geochemistry at West Santa Rita provides the possibility of additional upside moving forward. At a location 600 to 800 meters southwest of the main Santa Rita mine and over 500 meters from Quaterra’s nearest drill hole, mapping and sampling have identified two groups of narrow, sub-parallel two to 30 centimeter wide calcite-quartz veinlets, some of which contain strong gold and silver mineralization. A total of 39 rock chip samples contain gold values ranging from <0.05 ppm to 8.11 ppm, with six of the samples above 2 ppm. Silver values range from <0.02 ppm to 253 ppm, with seven samples at or above 29 ppm. Lead and zinc range from 2 ppm and 7 ppm to 4,460 ppm and 2,690 ppm respectively.

Locally, high levels of pathfinder elements arsenic, mercury and antimony suggest that the veinlets may represent high-level leakage, an idea supported by the presence of geophysical anomalies (chargeability highs and resistivity lows) starting at a depth of 50 to 100 meters below surface. Additional lines of in-fill IP and subsequent drilling of the most prospective coincident geophysical and gold-silver anomalies will be completed by end of 3rd quarter this year.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

Quaterra expects that a preliminary economic assessment of the Nieves project will be completed by M3 Engineering and Technology Corp. of Tucson, Arizona by the end of the third quarter this year. Thereafter, Quaterra anticipates initiating a process of monetizing the Nieves project.

Since inception to June 30, 2012, the Company had incurred $1,596,956 (December 31, 2011 - $1,535,959) for acquisition costs and $4,161,802 (December 31, 2011 - $3,920,039) for exploration expenditures giving a total of $5,758,758 (December 31, 2011 - $5,455,998) for its 50% interest in Nieves.

Other Mexico Properties, Goldcorp IFA

Quaterra’s IFA signed by the companies in January 2010 provides Goldcorp with an option to acquire an interest in any mining properties held by or acquired by Quaterra in central Mexico (except the Nieves silver project) in return for funding a two year generative exploration program through a private placement investment of US$10 million in the Company. In a transaction announced on April 12, 2012, Goldcorp elected to extend the IFA for an additional year by purchasing 4,000,000 common shares of the Company at a price of $0.62 per share, raising a total of $2.48 million. The funds will be used to explore properties in central Mexico that fall under the IFA.

The terms of the option allow Goldcorp to acquire up to 65% in any property held by Quaterra by spending an additional US$2 million over a two-year period on advanced exploration on that property and by completing a feasibility study. Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point Quaterra will be responsible for contributing its proportionate share of expenditures.

Work during the second quarter has focused on review and interpretation of initial drilling results at Sabino, El Calvo, Microondas, Tecolotes and Onix; as well as the initiation of mapping and sampling at Marijo. Meetings with the ejidos at Santo Domigo, Sabino, Microondas, Jaboncillos and Tecolotes are ongoing in order to negotiate long term access and exploration agreements.

Mineral Property Expenditure

During the six months ended June 30, 2012, the Company incurred additional mineral property costs of $7,037,527. A summary of all mineral property expenditures by property can be found in Note 5 of the condensed consolidated interim financial statements for the six months ended June 30, 2012, a summary of which is presented in the following table:

	December	Additions		Change during	June
All Mineral Properties	31, 2011	Q1	Q2	the period	30, 2012
Summary by Expenditures
Total acquisition	$15,703,047	$1,106,542	$359,925	$1,466,467	$17,169,514
Total exploration	43,337,739	2,965,410	2,605,650	5,571,060	48,908,799
Total	$59,040,786	$4,071,952	$2,965,575	$7,037,527	$66,078,313

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

	December	Additions		Change during	June
All Mineral Properties	31, 2011	Q1	Q2	the period	30, 2012
Nieves, net of cost
recovery	$5,455,998	$205,970	$96,790	$302,760	$5,758,758
Other properties in
Mexico, net of cost
recovery	11,342,700	2,025,475	684,019	2,709,494	14,052,194
MacArthur copper	19,502,902	1,052,306	582,774	1,635,080	21,137,982
Yerington copper	6,427,070	648,125	1,073,716	1,721,841	8,148,911
Alaskan properties	674,476	22,792	196,227	219,019	893,495
Uranium properties	12,490,032	134,604	44,940	179,544	12,669,576
Other properties, US	3,147,608	(17,320)	287,109	269,789	3,417,397
Total	$59,040,786	$4,071,952	$2,965,575	$7,037,527	$66,078,313

Corporate Development

On June 28, 2012 at the Company’s Annual General Meeting in Vancouver, British Columbia, Todd Hilditch was appointed as a Director. Mr. Hilditch is President, CEO and a director of Terraco Gold Corp., a TSXV-listed gold exploration company focused in the western United States. He is a Director of Sama Resources Inc., a TSXV-listed base metals company focused in West Africa, and was its President and CEO until 2010. Until 2010, Mr. Hilditch was President, CEO and a director of Salares Lithium Inc., which was acquired by Australia-based Talison Lithium Limited, the world’s largest lithium producer and a TSE-listed company. He is also a director of Bryant Resources Inc. Mr. Hilditch is the President and owner of Rock Management Consulting Ltd., a private mining management services and consulting company. Over the past 18 years, Mr. Hilditch has been responsible for significant capital raising, negotiating, acquiring and the directing of all other aspects of managing a public company. He holds a Bachelor of Science—Management degree (finance concentration) from Rensselaer Polytechnic Institute in New York State.

Mr. Eugene Spiering stepped down as a director effective June 28, 2012 but continues as VP Exploration of Quaterra.

On June 29, 2012, Quaterra announced it has retained Sierra Partners LLC of Denver, Colorado, to act as investor relations consultants to the Company, subject to acceptance by the TSXV and the NYSE Amex. Sierra Partners is a private advisory group specializing in strategic and financial planning advice, investor relations services and transactional support and management expertise to clients in the global resource business.

Sierra Partners will assist with the Company’s efforts to maintain an investor relations program for contact and follow-up with existing and potential investors including assistance in implementing an investor relations strategy and the functions that support it; news release and road show support; providing buy-side and sell-side contacts; and organizing investor meetings.

On April 2, 2012, the Company announced that Anthony (Tony) Walsh has been appointed a director of the Company effective March 27, 2012. Mr. Walsh has more than 20 year experience in the field of exploration, mining and development. He was President and Chief Executive Officer of Miramar Mining Corporation from 1999 to 2007 when it was sold to Newmont Mining Corporation. From 2008 to 2011, Mr. Walsh was President and CEO of Sabina Gold & Silver Corp., and from 1989 to 1992 was Chief Financial Officer and Senior Vice-President, Finance of International Corona Resources Ltd., a gold producer. He is currently Chairman of Stornoway Diamond Corporation and serves as a director of several other public companies, namely, Sabina Gold & Silver Ltd., Dunav Resources Ltd. and Avala Resources Ltd. Mr. Walsh graduated from Queen’s University (Canada) in 1973 and became a member of The Canadian Institute of Chartered Accountants in 1976.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

Review of Financial Results

For the six months ended June 30, 2012 (“2012”), the Company reported a net loss of $2,718,491 compared to a net loss of $6,536,919 in the same period for the previous year (“2011”), the decreases being mainly due to the $4,220,632 impairments made in 2011. A comparison of general administration expenses for 2012 and 2011 is provided in the table below.

General Administrative Expenses

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

	Six months ended June 30,		Increase
	2012	2011	(decrease)
General and administrative expense
Administration and general	$342,073	$351,773	$(9,700)
Consulting	205,208	155,123	50,085
Depreciation	52,319	62,292	(9,973)
Directors' fees	62,283	63,716	(1,433)
Investor relations and communications	117,329	193,226	(75,897)
Personnel costs	593,739	503,099	90,640
Professional fees	239,932	231,164	8,768
Share-based payments	988,469	239,415	749,054
Transfer agent and regulatory fees	90,006	117,789	(27,783)
Travel & promotion	4,769	71,951	(67,182)
	$2,696,127	$1,989,548	$706,579

An analysis of the significant changes is outlined below:

a)	Consulting increased by $50,085 from $155,123 in 2011 to $205,208 in 2012 reflecting the Company’s engagement with a Reno based Communications Company in Yerington, Nevada.

b)	Investor relations and communications decreased by $75,897 from $193,226 in 2011 to $117,329 in 2012 reflecting the Company’s one time communications expenditures in 2011.

c)	Personnel costs increased by $90,640 from $503,099 in 2011 to $593,739 in 2012 resulting from the increased staffing levels and expanded operations in the Yerington office.

d)	Professional fees increased by $8,768 from $231,164 in 2011 to $239,932 in 2012 reflecting the increased legal fees for the Arizona Uranium law suit.

e)

Share-based payments: share-based payments increased by $749,054 from $239,415 in 2011 to $988,469 in 2012. The values of share-based payments were determined by the Black-Scholes option pricing model recognized over the vesting period of options. See Note 7 in the condensed consolidated interim financial statements for Black Scholes assumptions used and the resulting estimate of fair value.

f)	Transfer agent and regulatory fees decreased by $27,783 from $117,789 in 2011 to $90,006 in 2012 due to the reduced annual regulatory listing fees in 2012.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

g)	Travel and promotion reduced by $67,182 from $71,951 in 2011 to $4,769 in 2012 reflecting a reversal of travel expenses provision recorded in the prior years and no longer required.

Other Expenses (Income)

	Six months ended June 30,
	2012	2011	Increase (decrease)
Exploration partner administration income	$(32,252)	$(85,986)	$(53,734)
Foreign exchange loss	97,683	233,543	(135,860)
General exploration costs	22,357	145,250	(122,893)
Impairments	-	4,220,632	(4,220,632)
Interest income	(45,855)	(4,593)	41,262
Write-off of equipment (recovery)	(19,569)	38,525	58,094
	$22,364	$4,547,371	$(4,491,857)

a)

Exploration partner administration income: The Company charges a 10% administration fee on its Nieves joint venture partner’s shared exploration costs and 5% fee on expenditures on its central Mexico properties under the Goldcorp IFA agreement.

b)

Foreign exchange: The Company recognized a foreign exchange loss of $233,543 in 2011 compared to $97,683 in 2012 due to the fluctuation of the Canadian dollar against the US dollar. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not actively hedge its exposure to changes in the value of the Canadian dollar.

c)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred prior to the Company obtaining the rights to the mineral properties. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

d)

Impairments: the carrying value of five properties in the United States totaling $4,183,224 and $37,048 reclamation bond was written down in 2011 due to lack of exploration merit. The Company conducted impairment test and concluded no impairment write-down was required as of June 30, 2012.

e)	Interest income: interest earned varies based on the timing, type and amount of equity placements and resultant fluctuations in cash.

f)	Write-off of equipment (recovery): $19,569 insurance proceeds were received for the loss of a stolen vehicle in Mexico in 2011. $38,525 was written off in 2011 due to this loss.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

Quarterly Information Trends

The following unaudited quarterly information is derived from the Company’s consolidated financial statements:

	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Administration and general office	$(787,529)	$(920,129)	$(1,188,387)	$(912,468)
Exploration partner administration income	9,679	22,573	18,358	77,073
Foreign exchange gain (loss)	(19,770)	(77,913)	(149,196)	192,862
General exploration costs	(12,657)	(9,700)	(201,479)	(159,568)
Impairments	-	-	-	-
Interest income	26,955	18,900	118,057	47,012
Share-based payments	(915,609)	(72,860)	(265,675)	(2,341,617)
Write-off of equipment (recovery)	19,569	-	-	-
Net loss	(1,679,362)	(1,039,129)	(1,668,322)	(3,096,706)
Basic loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.02)

	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010
Administration and general office	$(793,952)	$(956,181)	$(799,613)	$(675,229)
Exploration partner administration income	38,362	47,624	57,941	41,650
Foreign exchange gain (loss)	(15,329)	(218,214)	(106,236)	(226,066)
General exploration costs	(42,382)	(102,868)	(379,923)	(103,971)
Gain on sale of mineral property	-	-	50,000	-
Impairments	(1,471,698)	(2,748,934)	(622,121)	-
Interest income (expenses)	2,262	2,331	11,146	2,680
Share-based payments	(198,503)	(40,912)	(214,380)	(1,626,918)
Write-off of equipment	(38,525)	-	-	-
Net income (loss)	$(2,519,765)	$(4,017,154)	$(2,003,186)	(2,587,854)
Basic income (loss) per share	$(0.02)	$(0.03)	$(0.02)	$(0.02)

The Company’s results have been largely driven by the level of its exploration activities, including recoveries from exploration partners, and foreign exchange rates. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  General exploration expenditures can vary widely from quarter to quarter depending on the stages and priorities of the exploration program.
  The Company receives management fees on the Blackberry joint venture and other Mexico properties under the Goldcorp IFA agreement, the amount of which varies dependent on the level of project expenditures incurred.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Related Party Information and Commitment

Manex Resource Group (“Manex”), a private company controlled by a director of the Company, provides comprehensive management, administration, equipped office space, investor relations and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. In February 2012, the Company renewed the service agreement for another five years commencing July 2012 at an annual commitment of $231,000. Please see condensed consolidated interim financial statements Notes 9 and 10 for more detailed information.

The Company is party to an agreement dated March 27, 2006, subsequently amended, with Atherton Enterprises Ltd. to retain the services of Mr. Scott Hean as Chief Financial Officer at $175,000 per annum.

The Company has leases for its Vancouver head office and US subsidiaries. As of June 30, 2012, the Company had following commitments related to its office premises:

	Less than	1 - 3		After 5
Total	1 year	years	4 - 5 years	years
$ 1,303,455	$ 287,199	$ 515,756	$ 462,000	$ 38,500

Financial Condition, Liquidity and Capital Resources

The Company finances its operations by raising capital in the equity markets. As at August 8, 2012, the Company has cash and cash equivalents of $3 million, of which $2 million has been invested in low risk guaranteed investment certificates (“GIC’s”).

The Company will need to rely on the raising of equity in the capital markets or on the sale and/or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

The Company received $2.48 million from Goldcorp on April 12, 2012 to fund additional exploration on certain properties in Mexico by issuing 4 million shares at a price of $0.62 per share.

During the six months ended June 30, 2012, the Company used cash in operating activities of $1,835,095 (2011 - $2,135,512) and had $7,908,611 (2011 - $6,761,740) in mineral property acquisition and exploration costs. As of August 8, 2012, the Company received $158,370 as a reimbursement of shared exploration costs incurred for the fourth quarter ended December 31, 2011 from Blackberry and $199,606 exploration recovery from Goldcorp for the expenditures at the Sierra Sabino advanced property. The ability of the Company to continue its exploration program is dependent on the continuing success of its programs and on generating sufficient additional funding from Investors. Outstanding Shares, Stock Options and Share Purchase Warrants

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

As at August 8, 2012, 156,426,538 common shares were issued and outstanding, 7,508,803 warrants were outstanding at a weighted average exercise price of $1.98 and 13,750,000 stock options were outstanding and 13,566,667 exercisable at weighted average exercise prices of $1.29.

Off Balance Sheet Arrangements

None

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of June 30, 2012 and there have been no significant changes to internal control over financial reporting in the period ended June 30, 2012.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the condensed consolidated interim financial statements for the six months ended June 30, 2012, and the Board of Directors approved these documents prior to their release.

Financial and other Instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. Please refer to Note 16 in the annual consolidated financial statements for the year ended December 31, 2011 for detailed discussions.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

The Company’s marketable securities as at June 30, 2012 were carried at fair value. During the six months ended June 30, 2012, the Company reported an unrealized loss of $9,667 from mark-to-market adjustments on the marketable securities.

Forward-Looking Statements

This MD&A contains “forward-looking statements”. Statements that are not historical fact and that relate to predictions, expectations, beliefs plans, projections, objectives, assumptions, future events, or future performance may be forward-looking statements. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, “plan” or similar words.

You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are subject to inherent risks and uncertainties which could cause actual events or results – such as, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects – to differ from those reflected in a forward-looking statement. These risks and uncertainties include without limitation: the Company’s ability to finance the continued exploration of mineral properties; the Company’s history of losses and expectation of future losses; the Company’s ability to obtain adequate financing for planned exploration activities; uncertainty of production at the Company’s mineral exploration properties; the lack of Proven Mineral Reserves or Probable Mineral Reserves; changes in resource estimates resulting from updated testing and technical reports; the impact of governmental regulations, including environmental regulations; and commodity price fluctuations. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Further information regarding these and other factors, are included in this MD&A under the “Risk and Uncertainties” heading and in the Company’s filings with securities regulatory authorities.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	June 30, 2012	June 30, 2011

Rate at end of period	1.0181	0.9645
Average rate	0.9966	0.9769
High	1.0442	1.0015
Low	0.9800	0.9464

www.bankofcanada.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Gram s/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1 ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100 ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000 ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1 ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1 oz/t	=	34.2857	ppm
mg	- milligram	1 Carat	=	41.6660	mg/g
kg	- kilogram	1 ton (avdp.)	=	907.1848	kg
ug	- microgram	1 oz (troy)	=	31.1035	g

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2012

Glossary of Abbreviations

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
NI 43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide